Aterian, Inc.

37 E. 18th St, 7th Fl

New York, NY 10003

June 11, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	Aterian, Inc.
Registration Statement on Form S-1
Registration No. 333-256635

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aterian, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-256635) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2021 (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:30 p.m., Eastern Time, on June 15, 2021 or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Samantha H. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

ATERIAN, INC.

By:	/s/ Yaniv Sarig
Yaniv Sarig
President and Chief Executive Officer

cc:	Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)